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                  December 10, 2021

       Eric M. Gebhard
       Chief Executive Officer and Treasurer
       World Omni Auto Receivables LLC
       250 Jim Moran Blvd.
       Deerfield Beach, Florida 33442

                                                        Re: World Omni Auto
Receivables LLC
                                                            Registration
Statement on Form SF-3
                                                            Filed December 3,
2021
                                                            File No. 333-261470

       Dear Mr. Gebhard:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Eathen Gums at (202) 551-7991 or Arthur Sandel at
(202) 551-3262 with
       any questions.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Structured Finance